UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	November 2005
Commission File Number:

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

300 – 570 Granville Street

Vancouver, British Columbia, Canada V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”),  or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC. (Registrant)
Date:	November 30, 2005	By:	“Sandra Lee”
Signature Sandra Lee Corporate Secretary
Name* Title* *Print name and title under the signature of the signing officer

SEC 1815 (04-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

August 25, 2005	Symbol – TSX & AIM: KGI

KIRKLAND LAKE CLOSES UNIT PRIVATE PLACEMENT

FOR PROCEEDS OF $5 MILLION

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has privately placed 1.25 million units at a price of $4.00 per unit for gross proceeds of $5 million.  Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of nine months at a price of $4.60 per share. The Company intends to seek admission for trading on AIM of the 1.25 million shares issued on closing and 625,000 shares issuable on exercise of the warrants.  It is anticipated that admission will occur on AIM on September 1, 2005.  A finder’s fee of $200,000 was paid on closing.

The proceeds from the financing will be used for development of and exploration programs at the Company’s Kirkland Lake, Ontario mining operations.

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

Neither the Toronto Stock Exchange nor AIM Market of the London Stock Exchange plc

has reviewed or accepts responsibility for the adequacy or accuracy of this news release.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

September 7, 2005	Symbol – TSX & AIM: KGI

PRIVATE PLACEMENT OF $4 MILLION OF UNITS

AND $2.5 MILLION OF FLOW-THROUGH SHARES

Kirkland Lake Gold Inc. (the “Company”) intends to privately place a total of 1 million units at a price of $4.00 per unit with Sprott Asset Management Ltd. and up to 555,500 ‘flow-through’ shares at a price of $4.50 per share with various investors in Canada for gross proceeds of approximately $6.5 million. Each unit shall consist of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of nine months at a price of $4.60 per share. The flow-through shares will entitle subscribers to certain deductions from their Canadian income tax. The Company intends to apply to AIM for admission of all shares issued and issuable under this placement.

The proceeds from the financing will be used for development of and exploration programs at the Company’s Kirkland Lake, Ontario mining operations.

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

Neither the Toronto Stock Exchange nor AIM Market of the London Stock Exchange plc

has reviewed or accepts responsibility for the adequacy or accuracy of this news release.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

September 14, 2005	Symbol – TSX & AIM: KGI

First Quarter Results;

Substantial Development of Upper D Zone

and Completion of New Infrastructure

Kirkland Lake Gold Inc. (the “Company”) announces the financial results for its first quarter of its 2006 fiscal year, which started May 1, 2005 and ended July 31st, 2005.

Overview

•

During the quarter, operations processed 28,970 tons of ore grading 0.40 ounces of gold per ton for total production of 11,425 recovered ounces of gold versus a forecast of 18,833 ounces of gold. Operating revenue for the quarter based on ounces produced was $6,043,825 using a gold price of C$529 per ounce (versus gold sales for the quarter of $7,380,079) and operating costs were $10,460,405. In the quarter the Company spent $1,222,788 in exploration which was expensed and is included in the loss of $5,402,213 for the first quarter ($0.12 per share).

•

Despite acute mechanical problems (including captive equipment), excessive dilution decreasing the average gold grade, and productivity shortfalls which hampered ore and gold production during the first quarter of the fiscal year 2006 the KLG mill processed an average grade of 0.40 ounces of gold per ton, compared to 0.53 ounces of gold per ton during the last quarter of FY-2005. The percentage of total milled tonnage from development sources was 37%, a significant increase from the 21% of the last quarter of FY-2005. Steps taken during the quarter to address these problems included:

a)

Development of a Preventive Maintenance Policy and a “go and fix” initiative to cope with the above average amount of breakdowns of the new mining equipment. The previous year’s program of increased underground mechanization (which included the design and development of customized equipment for drilling) was completed and all the required equipment is now in place.

b)

The Company’s Department of Geology has worked out a system of close cooperation with the production crews, targeting areas where dilution above plan can develop. This system includes intensive beat geologist participation during all working shifts, better and more detailed wire framing of the ore blocks, increased senior geologist visits to the more important production work places.

c)

Due to the consistent non-availability of suitably-qualified manpower, the Company continues with its 10 week training programs, developing apprentice miners from qualified local recruits - a critical factor in attracting and retaining a productive mining workforce.

d)

The Company is preparing a revised bonus system, designed to generate increase production at lower costs as well as to provide increased earnings potentially, resulting in higher productivity, improved safety, and lower turnover.

•

During the quarter, the Company’s operations improved in several important areas:

a)

The Company completed the development of four new mining faces in the Upper D Zone South, instead of three planned for the 1st quarter, allowing for the production of in excess of 2,000 tons per month. The Upper D Zone is an above average grade area which can be mined at low costs. This achievement also allows the Company to create the basis for further development of new ore blocks in the Upper D Zone South and in the Upper D Zone North.

b)

The #2 Shaft “High Density Hydraulic Fill” system was completed, with commissioning scheduled for the second quarter of FY-2006, allowing the Company to mine several important ore blocks previously developed, with the consequent extra tonnage resulting in lower costs.

c)

The Company continued work on the all-important 5725 foot Loading Pocket in order to commission it in early October, 2005 to enable the Company to place  several richer ore zones into production on two significant mining levels (5150 foot & 5300 foot), where development is very advanced. On both mining levels, Long Hole can be utilized with corresponding lower costs and higher productivity.

Details of First Quarter FY- 2006 Results

“With the development of increasing numbers of production headings, particularly on the Upper D Zone South, lower costs and higher production will ensue. As well, the advancement of increased hoisting capacity at #3 Shaft and of hydraulic filling capability at #2 Shaft, mark a dramatic enhancement of the Company’s ability to increase production at lower costs” said Brian Hinchcliffe, the Company’s CEO.  “The ability to produce from new work places and have ore hoisted from two loading pockets give to the operation a higher degree of flexibility to meet larger production goals”

The Company incurred a loss for the quarter ended July 31, 2005 (Fiscal 2006) of $ 5,402,213 or $0.12 per share, which compares with a loss of $0.25 per share or a loss of $9,031,182 for the same period fiscal 2004.

Gold revenues were higher on a year over year basis at $7,393,952 (2004 - $3,591,536)  Operating costs incurred in the quarter of $10,460,405 (including $1,320,742 as a result of costs associated with a decreased bullion inventory) compares to operating costs of $ 9,368,682 incurred during the same period in 2004.  The Company continued an active exploration program with exploration expenditures of $1,222,788 being expensed in the latest quarter, as compared with $1,717,198 reported for the same period of the prior year. A total of $ 0.7 million of $ 3.0 million raised through flow through shares in late 2004 has been expended on eligible exploration expenditures.

Over the past four quarters, there has been continued overall improvement in production revenues on a quarter over quarter basis (2nd. Qtr., 2004 - $ 5,129,390), (3rd. Qtr., 2004 - $ 6,374,826), (4th. Qtr. 2004 - $7,060,353), and the latest quarter being $7,393,952.

Financial Highlights *
	3 months ended	3 months ended
	July 31, 2005	July 31, 2004
	(‘000’s $)	(‘000’s $)
Revenue	7,394	3,592
Operating Costs	10,460	9,369
Exploration Expenditure	1,223	1,717
Net (loss) before unusual item	(5,402)	(9,031)
Per share (basic and diluted)	(0.12)	(0.25)
Cash Flow (used) for operating activities	(2,029)	(7,751)
Net increase (decrease) in cash	(4,032)	(8,580)
Cash at end of period	2,401	3,140
Short Term Investments –unrestricted	2,200	-
Total cash and cash equivalents	4,601	3,140
Total Current Assets	8,259	20,474
Total Current Liabilities	10,932	11,441
Working Capital	(2,673)	9,033
Weighted average of shares outstanding	45,516,828	36,749,310

        * All amounts in thousands of Canadian dollars, except the shares figure.

The 1st quarter FY-2006 financial statements and Management’s Discussion and Analysis are available on SEDAR at www.sedar.com.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

For further information, please contact:

Brian Hinchcliffe

Scott Koyich

President

Investor Relations

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

Kirkland Lake Gold Inc.

UNAUDITED FINANCIAL STATEMENTS

THREE MONTHS ENDED JULY 31, 2005

(expressed in Canadian dollars)

The accompanying unaudited financial statements of Kirkland Lake Gold Inc. (the “Company”)

Have been prepared by and are the responsibility of the Company’s management.

These statements have been approved by the Audit Committee and the Board of Directors of the Company

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entities.

Kirkland Lake Gold Inc.

Balance Sheet

As at July 31, 2005 and April 30, 2005

(expressed in Canadian dollars, except per share amounts)

	JULY 31 2005	APRIL 30 2005

Assets

Current assets
Cash and cash equivalents	4,600,933	8,632,547
Accounts receivable	567,647	780,158
Inventories (note 4)	2,809,112	4,176,844
Prepaid expenses and deposits	281,403	227,277

	8,259,095	13,816,826

Investments	725,000	725,000

Mineral properties (note 5)	22,234,929	20,227,298

Property, plant and equipment (note 6)	11,407,562	10,922,002

Mine closure bonds	2,043,435	2,043,435

	44,670,021	47,734,561

Liabilities

Current liabilities
Accounts payable and accrued liabilities	10,932,374	9,840,439

	10,932,374	9,840,439

Mortgage payable	54,500	54,500

Provision for reclamation and site restoration (note 7)	2,142,242	2,110,583

	13,129,116	12,005,522

Shareholders’ Equity

Capital stock (note 8)
Authorized
Unlimited common shares without par value

Issued
45,787,523 (April 30,2005 – 45,429,262) common shares	90,530,032	89,070,106

Options (note 9)	1,297,914	1,184,062

Warrants (note 10)	1,040,068	3,841,480

Contributed surplus	2,602,468	160,755

Deficit	(63,929,577)	(58,527,364)

	31,540,905	35,729,039

	44,670,021	47,734,561
Nature of operations and going concern(note 1)

Subsequent events (note 14)

Approved by the Board of Directors

                  signed Brian E. Bayley    Director                                          signed S. Paul Kostuik              Director

Kirkland Lake Gold Inc.

Statements of Operations and Deficit

As at July 31, 2005 and April 30, 2005

(expressed in Canadian dollars)

	Three Month Period Ended	Three Month Period Ended
	July 31, 2005	July 31, 2004

Mining revenue	7,393,952	3,591,536
Operating costs	10,460,405	9,368,682
Amortization and depletion	566,432	468,021

	(3,632,885)	(6,245,167)

General and administrative	222,816	385,745
Royalties	220,808	84,992
Exploration	1,222,788	1,717,198
Amortization of finance charges	-	212,839
Interest and bank charges	28,747	230,425
Stock-based compensation	156,996	171,524
Interest and other income	(82,827)	(16,708)

	1,769,328	2,786,015

Loss for period	(5,402,213)	(9,031,182)

Deficit - Beginning of period	(58,527,364)	(29,560,929)

Adjustment on adoption of accounting standards	-	(807,250)

Deficit – beginning of period`, as restated	(58,527,364)	(30,368,179)

Deficit - End of period	(63,929,577)	(39,399,361)

Basic and diluted loss per share	(0.12)	(0.25)

Weighted average number of shares outstanding	45,516,828	36,749,310

See accompanying notes to interim financial statements

Kirkland Lake Gold Inc.

Statements of Cash Flows

As at July 31, 2005 and April 30, 2005

(expressed in Canadian dollars)

	Three Month Period Ended	Three Month Period Ended
	July 31, 2005	July 31, 2004

Cash flows from operating activities
Loss for the year	$(5,402,213)	$(9,031,182)
Items not affecting cash
Amortization and depletion	566,432	468,021
Accretion of interest and amortization of finance charges	-	339,101
Stock-based compensation	156,996	171,524
Asset Retirement Obligation	31,659	-

	$(4,647,126)	$(8,052,536)
Changes in non-cash working capital items
Accounts receivable	212,511	(66,337)
Inventories	1,367,732	(515,649)
Prepaid expenses and deposits	(54,126)	4,297
Accounts payable and accrued liabilities	1,091,935	879,257

	$(2,029,074)	$(7,750,968)

Cash flows from financing activities
Net proceeds from issuance of capital stock	1,057,083	559,313
Proceeds from issuance of convertible loans	-	2,406,250
Payment of notes payable and convertible loans	-	(2,187,500)

	$1,057,083	$778,063

Cash flows from investing activities
Purchase of property, plant and equipment	(801,439)	(493,875)
Additions to mineral properties	(2,258,184)	(1,114,174)

	$(3,059,623)	$(1,608,049)

Increase (decrease) in cash and cash equivalents	(4,031,614)	(8,580,954)

Cash and cash equivalents - Beginning of period	8,632,547	11,720,591

Cash and cash equivalents - End of period	$4,600,933	$3,139,637

Supplemental cash flow information (note 13)

See accompanying notes to interim financial statements

Kirkland Lake Gold Inc.

Statements of Cash Flows - continued

As at July 31, 2005 and April 30, 2005

(expressed in Canadian dollars)

NATURE OF OPERATIONS AND GOING CONCERN

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) (the Company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001. The continued operations of the Company are dependent upon the existence of economically recoverable reserves, the ability of the company to obtain financing as required to sustain the development, and upon future profitable production. This note should be read in conjunction with note 1 of the Company’s audited financial statements for the year ended April 30th, 2005

At July 31, 2005, the Company had a  working capital deficit of  $ 2,673,279.  Subsequent to the period end, on August 25, 2005 the Company completed a sale by private placement of 1,250,000 common shares at a price of $4.00 per share, for gross proceeds of $5,000,000. Management estimates that these funds, together with funds from operations will be sufficient to meet the Company's obligations for the coming year. If necessary the Company will raise additional financing to meet its obligations for the coming year. Actual funds from operations may vary significantly from management’s estimates, due to changes in gold prices and foreign exchange rates, which are outside management’s control, and the success of achieving future production volumes and production costs. Differences between actual results and management’s estimates will occur, and these differences may be material. Accordingly, there is no assurance that operations will result in significant funds being available to the Company to continue in the normal course. The Company's ability to continue as a going concern is dependent on future financings until the attainment of profitable and cash-generating operations sufficient to sustain the Company.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the company be unable to continue as a going concern.

SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended April 30, 2005.

        Stock based compensation

The Company has a stock option plan as described in note (9). Effective May 1, 2004, the Company adopted   the new accounting standard for stock - based compensation. The standard sets out a fair value approach that is required for all stock – based transactions. Prior to May 1, 2004, the Company used the intrinsic value - based method to account for its employee stock incentive plan, and therefore no compensation expense had been recognized under the plan for stock options issued to employees and directors. This change in policy has been applied retroactively without restatement of prior periods.

Stock – based compensation on options is recorded as an expense in the period the options are vested, based on       the fair value estimated based on the Black – Scholes option pricing method.

The restatement resulted in a cumulative increase of $ 807,250 to the opening deficit at May 1, 2004 and increases of $ 132,009, $ 54,030 and $ 621,211 to share capital, contributed surplus, and options respectively.

Asset retirement obligation

On May 1, 2004 the Company retroactively adopted the new CICA accounting standard, section 3110 for “Asset Retirement Obligations”. Operating under this section , future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired, or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset, and depreciated over the life of the asset.  The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, is included in net income. The adoption of this standard did not have any material impact on the Company’s financial position or results.

SHORT TERM INVESTMENTS

The Company’s short-term investments include $225,000 held as collateral to provide a letter of credit to the Independent Electricity Market Operator as security for payment in connection with ongoing electricity usage, and $500,000 as a security deposit at the Royal Bank of Canada to cover payroll electronic file transfers.

INVENTORIES

	July 31 2005	April 30 2005

Mine operating supplies	$932,657	$979,647
Gold in process	1,351,081	2,164,540
Dore bars	351,542	858,825
Surface Stockpile	173,832	173,832

	$2,809,112	$4,176,844

MINERAL PROPERTIES

The Company’s mineral properties comprise five contiguous mining properties in and around Kirkland Lake, Ontario.

	July 31 2005	April 30 2005

Balance - Beginning of Period	$20,227,298	$14,118,836

Rehabilitation and development costs	2,258,184	7,104,561
Depletion	(250,553)	(996,099)

Balance - End of Period	$22,234,929	$20,227,298

	July 31 2005	April 30 2005

Acquisition allocation	$729,399	$738,670
Underground development	18,571,811	16,518,329
Underground pumping	1,882,932	1,906,484
Mill and surface facilities rehabilitation	137,188	138,691
Lakeshore underground access ramp	913,599	924,124

	$22,234,929	$20,227,298

PROPERTY PLANT AND EQUIPMENT

			July 31,
			2005

	Cost	Accumulated Amortization	Net

Computer equipment	$398,420	$180,000	$218,420
Mine and mill equipment	13,766,275	3,195,446	10,570,829
Vehicles	86,658	39,297	47,361
Buildings	688,926	117,974	570,952

	$14,940,279	$3,532,717	$11,407,562

			April 30,
			2005

	Cost	Accumulated amortization	Net

Computer equipment	$388,152	$160,954	$227,198
Mine and mill equipment	13,076,107	2,912,673	10,163,434
Vehicles	82,759	36,847	45,912
Buildings	591,822	106,364	485,458

	$14,138,840	$3,216,838	$10,922,002

7      ASSET RETIREMENT OBLIGATION

The Company has assumed responsibility for the reclamation and site restoration plan originally filed with the Ontario Ministry of Northern Development and Mining (MNDM) in connection with Kirkland Lake properties. The estimated total cost of reclamation and site restoration at April 30, 2005 are $2,658,500 and financial assurance has been provided to the MNDM by way of mine closure bonds in the amount of $ 2,043,435.

The movement in asset retirement obligations is as follows:

	July 31, 2005	April 30, 2005

Balance – Beginning of period	$ 2,110,583	$ 2,043,435
Accretion	31,659	67,148
Balance – End of period	$ 2,142,242	$ 2,110,583

8     CAPITAL STOCK

	Number of shares	Amount

Balance – Beginning of period	45,429,262	$89,070,106

Exercise of options (note 9)	19,800	64,940
Exercise of warrants (note 10)	338,461	1,394,986

Balance – July 31, 2005	45,787,523	$90,530,032

OPTIONS

The Company has adopted a stock option plan. The plan allows the Company to grant options to directors, senior officers and employees of or consultants to the Company and its subsidiaries or employees of a corporation providing management services to the Company. The aggregate number of shares which may be subject to issuance pursuant to options granted under this plan is 3,500,000 shares.

The plan provides that the exercise price of an option granted under the plan shall not be less than the market price at the time of granting the option. Options have a maximum term of 10 years and terminate on the 90th day after the optionee ceased to be any of a director, officer, consultant or employee; on the 30th day after the optionee ceased to be an employee or consultant if the optionee was engaged in providing investor relations services for the Company; or the earlier of the 90th day and the third month after the optionee ceased to be an employee or officer if the optionee is subject to the tax laws of the United States of America.

Notwithstanding that options can have a maximum term of 10 years it is presently the policy of the Company to issue options for terms of five years.

The change in stock options issued during the quarter ended July 31st is as follows:

		July 31		April 30
		2005		2005

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding - Beginning of period	1,203,999	2.58	1,426,550	2.16

Granted	-	-	250,000	4.70
Exercised	(19,800)	2.13	(362,051)	2.06
Forfeited	-	-	(110,500)	3.67

Options outstanding - End of period	1,184,199	2.59	1,203,999	2.58

Options exercisable - End of period	887,949	1.99	857,749	1.88

The following table summarizes information about stock options outstanding and exercisable at July 31, 2005:

Exercise price $	Options outstanding	Options exercisable	Outstanding options weighted average remaining life (years)	Exercisable options weighted average remaining life (years)

1.10	200,000	200,000	0.65	0.65
1.35	266,000	266,000	1.17	1.17
1.60	11,324	11,324	1.70	1.70
2.45	35,000	35,000	1.85	1.85
2.20	217,375	217,375	2.45	2.45
2.80	47,500	17,500	3.04	3.04
3.95	191,000	140,750	3.33	3.33
4.70	216,000	-	4.15	-

1.10- 3.95	1,184,199	887,949	2.31	1.78

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing method with the following assumptions:

	July 31,	April 30,
	2005	2005

Expected life of options	5 years	5 years
Risk-free interest rate	3 - 4%	3 - 4%
Expected stock price volatility	70%	70%
Expected dividend yield	-	-
Weighted-average fair value of options	$2.75	$2.75

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock option.

The value ascribed to unexercised options recorded as a component of equity is as follows:

		July 31,		April 30,
		2005		2005
	$		$
Balance - Beginning of period		1,184,062		170,451
Options granted		156,996		1,343,184
Exercise of options		(43,144)		(329,573)
Balance – End of period		$1,297,914		$1,184,062

WARRANTS

The changes in warrants outstanding are as follows:

		July 31
		2005

	Number of shares	Weighted average exercise price

Warrants outstanding - Beginning of period	3,224,465	$4.22

Exercise of warrants	(338,461)	3.00

Expiry of warrants	(2,051,714)	4.80

Warrants outstanding - End of period	834,290	$3.30

The value ascribed to unexercised warrants recorded as a component of equity is as follows:

	July 31	April 30
	2005	2005

Balance - Beginning of period	$3,841,480	$4,983,762

Agents warrants issued in private placements	-	238,067
Exercise of warrants	(1,015,383)	(1,380,349)
Expiry of warrants	(1,786,029)	-

Balance - End of period	$1,040,068	$3,841,480

RELATED PARTY TRANSACTIONS-

The following related party transactions occurred during the period:

              (a)

During the three month period, the Company paid office facilities and administration services in the amount of $10,500, (2004 - $10,500) to a company related by directors in common.

(b)

At July 31 2005, accounts payable included $nil (2004 - $nil) owing to companies with directors in common.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

SEGMENTED INFORMATION

The Company has one operating segment consisting of a mining and mill operation located in Kirkland Lake, Canada. During the periods ended July 31, 2005 and 2004 all of the Company’s capital assets, revenues earned, and operations were in Canada.

13   SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents comprise cash on deposit with Canadian chartered banks.

During the period ended July 31, 2005 and 2004, the Company conducted non-cash financing and investing activities as follows:

	July 31 2005	July 31 2004
Warrants issued as convertible loans financing costs	$ -	$238,067

SUBSEQUENT EVENTS

August 25, 2005 the company completed a sale by private placement of 1,250,000 common shares at a price of $4.00 per share, for gross proceeds of $5,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of nine months at a price of $4.60 per share.

The proceeds from the financing will be used to fund mining operations.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

September 29, 2005	Symbol – TSX & AIM: KGI

PRIVATE PLACEMENT OF $4 MILLION OF UNITS COMPLETED

Kirkland Lake Gold Inc. (the “Company”) has completed its private placement of 1 million units at a price of $4.00 per unit with Sprott Asset Management Ltd. for gross proceeds of $4 million. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable until June 28, 2006 at a price of $4.60 per share.

The proceeds from the financing will be used for development of the Company’s Kirkland Lake, Ontario mining operations.

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

Neither the Toronto Stock Exchange nor AIM Market of the London Stock Exchange plc

has reviewed or accepts responsibility for the adequacy or accuracy of this news release.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

October 17, 2005	Symbol – TSX & AIM: KGI

PRIVATE PLACEMENT OF

$2.5 MILLION OF FLOW-THROUGH SHARES COMPLETED

Kirkland Lake Gold Inc. has completed its private placement of 555,500 ‘flow-through’ shares at a price of $4.50 per share for gross proceeds of $2,499,750. The shares entitle the purchasers to certain deductions under Canadian income tax law and are subject to restrictions on resale in Canada for a period of four months. An application will be made to the AIM Market of the London Stock Exchange for the shares to be admitted and it is expected that trading in such shares will commence shortly.

The proceeds from the financing will be used for exploration at the Company’s Kirkland Lake, Ontario mining operations.

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

Neither the Toronto Stock Exchange nor AIM Market of the London Stock Exchange plc

has reviewed or accepts responsibility for the adequacy or accuracy of this news release.

QUEENSTON MINING AND KIRKLAND LAKE GOLD FORM JOINT VENTURE TO EXPLORE NEWMONT PROPERTY ADJACENT TO MACASSA MINE

TORONTO, Canada, November 15, 2005 ... Queenston Mining Inc. (“Queenston”) (TSX-QMI) and Kirkland Lake Gold Inc. (“KL Gold”) (TSX & AIM-KGI) are pleased to announce the formation of a 50%-50% joint venture to explore the Kirkland Lake West (“KLW”) property owned by Newmont Mining Corporation of Canada Limited (“Newmont”). The KLW property adjoins the western boundary of KL Gold’s Macassa Mine, and is thought to contain the western extension of the Main/`04 Break ore horizon which produced 24 million ounces of gold.

The KLW property covers a 1.1 mile long projection of the same gold corridor as the five contiguous mines, the Macassa, Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves (all now owned by KL Gold).  At an average historical grade of 0.45 ounces of gold per ton, the Kirkland Lake camp is the second highest grading gold camp in Canada. The eastern boundary of the KLW property is less than a quarter mile from KL Gold’s Shaft #3 where current gold production is being carried out by KL Gold and which will provide underground access for exploration drilling by the joint venture. The western boundary of the KLW property adjoins the Gracie West property, which is already a Queenston – KL Gold joint venture.  A plan view showing the KLW property may be viewed at the respective company’s websites, www.klgold.com and www.queenston.ca

“This new JV allows KL Gold to not only explore and develop the high grade, east-west main ore structure in the Camp over a combined, continuous strike length of 6.3 miles, but to permit exploration for the north-south structures, of which 5 have been discovered to date,” said Brian Hinchcliffe, CEO of KL Gold. “We are pleased to be increasing our joint exploration and development efforts with Queenston and Newmont.”

Queenston’s President and CEO, Charles Page stated, “The alliance with KL Gold provides an immediate platform for the start of underground, advanced exploration along the trend of one of Canada’s great gold structures. With over 24 million ounces of gold produced to date, we foresee the potential for ore to be discovered on the KLW property.”

The Joint Venture property lies on the west side of a major post-ore cross fault called the Amikougami Fault. The displacement on the fault has been the subject of numerous investigations with conflicting interpretations. Exploration efforts on the west side of the fault were limited and hampered by a lack of understanding of the mechanics of this post-ore structure. Virtually all of the production in the Kirkland Lake Camp was derived from the Main/`04 Break system east of the Amikougami Fault and understanding this structure is of utmost importance. At least two stopes were mined up to and cut off by the fault. In addition, a second Break, the `05, located north of the Main/`04 Break system, was mined up to where it was similarly offset by the Amikougami Fault. It too may be present on the KLW property, offering a second area of considerable potential.

In a recent study completed for KL Gold by renowned Canadian structural geologist Dave Rhys [M.Sc., P.Geo.] the offset on the Amikougami Fault has been confidently determined as being approximately 350-450 feet of west side up displacement and 300-400 feet of west side south displacement. This interpretation sheds new light on the significance and potential for discovering ore along the Main/`04 Break system on the KLW property west of the fault as it allows the joint venture partners to project this prolific structure, with its known mineralization and plunge geometry, across the Amikougami Fault.

Early underground exploration on the KLW property, completed from 1988-91 by a previous operator included four short drifts from #3 shaft testing the '04 Break west of the Amikougami Fault. The most extensive work was completed on the -4750 foot level where an exploration drift was driven 1,560 feet into the property along what was believed to be the ′04 Break. From this drift a limited amount of diamond drilling was completed. The best drill hole (DD 47-391) intersected the ′04 Break about 150 feet above the 4750 foot level and returned an assay interval of 0.27 ounces of gold per ton over a core length of 22.1 feet (5.6 feet true width) including a 2 foot core length interval assaying 1.07 ounces of gold per ton and a 1.2 foot core length interval assaying 0.85 ounces of gold per ton. This mineralization is located 780 feet west of the Amikougami Fault and 1,900 west of KL Gold’s #3 shaft.  Since 1991 no further underground exploration occurred on the KLW property.

In 2004, Queenston signed an agreement with Newmont to earn a 50% interest in the KLW property by incurring exploration expenditures amounting to $2.5 million over four years. In 2004, Queenston completed a $400,000 program of surface exploration including linecutting, geology, trenching and diamond drilling. The drilling intersected three breaks with anomalous gold values to a depth of 1,640 feet. It is interpreted that these structures represent the equivalent of the Main/`04 Break, the main gold-bearing structure at KL Gold’s Macassa Mine.

Under the terms of the joint venture, Queenston has invited KL Gold to participate in the exploration of the KLW property. Under the terms of the agreement KL Gold will have the right to earn 50% of Queenston’s rights under the Newmont agreement by matching Queenston’s first year, $400,000 expenditure on the property. Once completed further exploration on the property will be shared equally. Upon completion of the $2.5 million earn-in, interest in the property will be held 50% by Newmont, 25% by KL Gold and 25% by Queenston and further expenditures will be contributed pro rata. Failure of KL Gold or Queenston to contribute to the $2.5 million earn-in will result in that party’s interest reverting to zero. KL Gold will be the manager of the exploration by the joint venture during the earn-in stage.

The next phase of exploration on the property will consist of underground rehabilitation, drifting, and crosscutting to establish a drill station as well as diamond drilling on the -4750 foot level to further test the mineralization intersected in drill hole 47-391. The long term exploration plans include drilling to test the ′04 Break up to 2,000 feet past the western limit of the -4750 foot level as well as the `05 Break to the north. The program is scheduled to begin in early 2006 and was planned by a joint committee of KL Gold and Queenston qualified persons and will be performed employing a QA/QC program consistent with National Instrument 43-101, Companion Policy 43-101CP and Exploration Best Practices Guidelines established by the CIM.

For further information contact:

Queenston Mining Inc.

Kirkland Lake Gold Inc.

Charles E. Page, P. Geo.,

Brian Hinchcliffe, President

President and CEO

Phone: (705) 567-5208

Hugh D. Harbinson, Chairman

Fax: (705) 568-6444

Phone: (416) 364-0001

Email: bhinchcliffe@klgold.com

Fax: (416) 364-5098

Scott Koyich, Investor Relations

Email: info@queenston.ca

Phone: (403) 215-5979

Website: www.queenston.ca

Email: info@klgold.com

Website: www.klgold.com

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

November 18, 2005	Symbol – TSX & AIM: KGI

KL Gold Second Quarter Review and Second Half Review

Kirkland Lake Gold Inc. (the “Company”), reports that during its second fiscal quarter ending October 31st, operations produced and milled 41,893 tons of ore at a grade of 0.33 ounces per ton producing 13,859 ounces of gold. While behind plan for the quarter, the month of October was the first month where tons produced of 14,967 were on plan. This is principally due to the decision in late September to remove chronically under-performing new equipment from underground and return it to the manufacturer for re-design (see additional information below). While overall operating cost for the quarter were C$174 per ton, during October, 6,117 ounces of gold were produced from ore feed grading 0.41 ounce per ton at an operating cost of C$160 per ton. Full financial information for the second quarter is expected to be issued the week of November 28th.

“While our operating costs decreased significantly in the second quarter, we are targeting   additional 8-10% decreases in operating costs for each of the next three fiscal quarters to below C$140 a ton, “ said Bob Rodrigue, the Company’s Chief Financial Officer. “We expect ore production for the next two quarters of the fiscal year to be 43-45,000 tons per quarter and the gold grade to range between 0.44 to 0.45 ounce per ton.”

“In order to overcome the mechanical and design issues that we have had since taking delivery of new equipment in November 2004, we formed a task force of miners, mechanics, and maintenance management”, said Brian Hinchcliffe, the Company’s CEO. “This task force in mid September requested that the equipment assembler, and the original equipment manufacturer (OEM) visit our site, and then proceeded to re-design the cable winder for the scoop and the hydraulic system itself.  We are pleased to report that within 60 days of that decision, which included rigorous offsite testing sessions, this equipment is now working underground in our critical high grade stopes at proper performance rates for the first time.”

Other Second Quarter Highlights and Trends

•

During the second quarter, an additional loading pocket in the Shaft  #3 was commissioned at the 5700 level, which has a capacity of 100 tons per hour. This loading pocket will permit mining from five additional lower levels.

•

The hydraulic fill system, required for continuous mining at Shaft # 2, was completed and tested and has successfully filled its first stope, during the second quarter.

•

Over the quarter the amount of ore extracted via more cost efficient long hole stoping has risen from 32-35% for the previous three quarters to the current 49%. The amount of ore scheduled to be mined from Long Hole Stopes is expected to rise to 62% by May 1st, 2006.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time will be developed and explored under one owner.  This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

No Stock Exchange has reviewed or accepts

responsibility for the adequacy or accuracy of this news release.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

November 23, 2005	Symbol – TSX & AIM: KGI

Two Additional Holes Completed On The New South Discovery;

Strike Length Now Extended To 500 Feet

Kirkland Lake Gold Inc. (the “Company”) is pleased to present an update on one of the programs in its three year, $21 million exploration campaign. The goal of this campaign is to explore the Company’s land holdings for a combined potential of 15 million tons of ore on the Main Break, Parallel Breaks, and North-South structures, such as the Lower D Zone.

In news releases dated July 11th, 2005 and August 15th 2005, the Company announced the discovery of a new mineralized system located 1,600 feet south of the #3 shaft mine workings.  The latest drill hole intersections indicate the zone may be a folded structure with a north-northwest to southeast orientation. This would represent a new structural trend, different to both the classic east-west and the north-south structures discovered in 2002 and may be related to the LK discovery hole, 45-911A which intersected 26.21 ounces of gold per ton (uncut, or 1.43 ounces per ton cut) over a core length of 6.0 feet (see press release dated September 20, 2004).

Recent drilling results supporting this interpretation include 1.91 ounces of gold per ton over a core length of 15.3 feet (uncut, or 0.83 ounces per ton cut) in drill hole 50-666 and 1.30 ounces of gold per ton over a core length of 12.0 feet (uncut, or 1.14 ounces per ton cut) in drill hole 50-668. The intersection in hole 50-666 was immediately preceded by a 145.5 foot interval which assayed 0.10 ounces of gold per ton and which shows similar alteration and mineralization to the same wide mineralized shear zone in the discovery hole and wedge that returned intersections of 90.4 feet assaying 2.3 ounces uncut from drill Hole 50-627 and 1.43 ounces of gold per ton over 124.5 feet of core length uncut from wedged hole 50-627W1.

“These latest drill results confirm that we are onto perhaps the most important discovery since the inception of the three year exploration campaign” said Mike Sutton, Chief Geologist.  “The importance of this new zone led directly to the decision to drive the new 5300 level exploration cross cut. Instead or reaching the new zone at 2,500 feet in the drift, the latest drilling has brought it 250 feet closer and we should reach the mineralization by the summer of 2006.”

 Highlights of the current results from drill holes 50-666 and 50-668 include:

•

The latest two drill holes, which include a 100 foot area of influence around intersection points, have extended the strike length of the zone to 500 feet (see figure #1). The dip of the zone is interpreted to be between 25 and 30 degrees and appears to be either cross-faulted between holes 50-666 and 50-627, or folded from north-northwest to the southeast. It represents a new structural trend. The axis of this possible fold appears to coincide with the wide intense shearing and higher-grading intersections in drill holes 50-627 and 50-627W1. Drilling is currently in progress to verify this concept by targeting the mineralization 150 feet up-dip of 50-627W1 (1.43 ounces of gold per ton over a core length of 124.5 feet).

•

The LK Zone discovery hole 45-911A, which intersected 26.21 ounces of gold per ton (uncut, (or 1.43 ounces per ton cut) over a core length of 6.0 feet appears to be an extension of the new discovery, adding an additional 200 feet of potential strike length.(see figure #2).

•

The mineralization remains open in all directions.

(The diagrams referred to in this release may be viewed at the Company’s website, www.klgold.com).

Figure #1 is a plan view showing the various zones south of the #3 shaft mine workings and the latest drill hole intersections. (see figure 1). Figure #2 is a detailed plan view showing the intersections to date on the LK/New South Zone. (see figure 2).

The following table summarizes the latest drilling program results as well as the previously announced initial two drill holes in ounces of gold per ton over core length in feet.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
50-666	New New Lower D New South Low Grade Int. High Grade Int. Incl.	904.4 920.9 1,079.2 1,306.0 1,451.5 1,451.5	906.9 922.4 1,080.7 1,451.5’ 1,466.8 1,453.8	-15	121	0.55/2.5’ CL = TW ? 1.55/1.5’ CL = TW ? 1.88/1.5’ CL=1.3’ TW, Tell 0.10/145.5’ CL=~28.9’ TW 1.91/15.3’ CL=~3.0’ TW, Uncut 0.83/15.3’ CL = ~3.0’ TW, Cut 10.65/2.3’ CL = ~0.5’ TW, VG
50-668	Lower D Incl. New New South Upper Zone Incl. Low Grade Int. High Grade Int. Incl. And	996.9 1,020.6 1,380.0 1,529.0 1,529.0 1,671.5 1,691.0 1,692.5 1,700.0	1,021.6 1,021.6 1,381.0 1,530.7 1,530.0 1,691.0 1,703.0 1,694.0 1,701.5	-15	111

0.17/24.7’ CL = 14.6’ TW

0.71/1.0’ CL = 0.6’ TW, VG

1.47/1.0’ CL = TW?

1.90/2.8’ CL = ~1.1’ TW, Uncut

1.56/2.8’ CL = ~1.1’ TW, Cut

4.43/1.0’ CL = ~0.4’ TW, VG

0.07/19.5’ CL = ~ 7.7’ TW

1.30/12.0’ CL = ~4.8’ TW, Uncut

1.14/12.0’ CL = ~4.8’ TW, Cut

4.76/1.5’ CL = ~0.6’ TW, VG

2.60/1.0’ CL = ~0.6’ TW, VG

50-627 50-627W1	New South New South	1,700.6 1,546.0	1,791.0 1,670.5	-10 -8	121 126	2.30/90.4’ CL = ~22.8’ TW, Uncut 1.16/90.4’ CL = ~22.8’ TW, Cut 1.43/124.5’ CL = ~37.3’ TW, Uncut 0.84/124.5’ CL = ~37.3’ TW, Cut

TW = True Width CL = Core Length  VG = Visible Gold   TELL = Tellurides  CUT= cut to 3.50            oz./ton

The true widths given are an approximation based on an average 25 degree dip for the new discovery.

Exploration Implications

The orientation of the new discovery is different from that of other ore structures discovered south of the ‘04/Main Break system. As was the case when the Upper D Zone was discovered in 2003, using classic shear zone models, it can be predicted that additional zones will be found with this new orientation. It is quite possible that the intersection on 45-891, which intersected 1.21 ounces of gold per ton over a core length of 2.0 feet core length, (see release dated April 18, 2005) may be parallel to the new discovery. This concept opens up great exploration potential as there is no drilling between surface and the new discovery and there is a strong possibility for additional parallel and stacked zones both above and below the new zone.

The best grades in the latest two drill holes 50-666 and 50-668 are located near the hangingwall contact of the zone, as were the intersections in the discovery hole 50-627 and 50-627W1.

Renowned structural geologist, Dave Rhys (M.Sc., P.Geo.) suggests that the orientation on the new discoveries to the south indicate the presence of a major steep-dipping ore-bearing structure further south, parallel to the ‘04/Main Break system. This structure may be related to the Amalgamated Break or possibly a new, as yet to be identified parallel break.

The intersection of the Lower D Zone and the new discovery should be 230 feet northwest of drill hole 50-666. This is an important exploration target because historically the intersection point of two ore-bearing structures results in wider, higher-grading ore bodies.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by

•

David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 .

•

Michael Sutton, P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

•

Michael Sutton, P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

•

Glenn R. Clark, P. Eng., entitled  Review of Resources and Reserves, Macassa Mine, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc. dated September 9, 2005.

All of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe

Scott Koyich

President

Investor Relations

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

Figure 1:

N
50-666
1.88oz/1.5' CL
50-668
0.17oz/24.7' TW
50-668
1.47oz/1.0' CL
50-668
1.90oz/2.8' CL
uncut
LOWER D ZONE
PROPOSED
DRIFT
25° - 30°
1.21 oz /2.0'
Parallel Zone?
50-668
0.10 oz/145.5' CL
500'
45-891
50-666
1.91oz/15.3' CL
uncut
Original LK Discovery Hole
26.21 oz /6.0' uncut
1.43 oz/6.0' cut
120' down dip of 50-668
200'
25° - 30°
50-627W1
1.43oz/124.5' CL
uncut
45-911A
-2000
50-627
2.30 oz/90.4'
uncut
50-668
50-668
1.30oz/12.0' CL
uncut
50-666
50-627W1
50-627
0
SCALE:1000 FT
1000
LEGEND
CL CORE LENGTH
TW TRUE WIDTH
1.11 oz/6.0'
ALL ASSAYS IN OZ/TON
OVER CORE LENGTH
UNLESS OTHERWISE STATED
RECENT DRILLING ASSAYS IN OZ/TON OVER CORE LENGTH
ZONE OR BREAK
PROPOSED NEW DRIFT
DIAMOND DRILL HOLE

DETAILED PLAN VIEW OF RECENT DRILLING SHOWING DISCOVERIES TO THE SOUTH #3 SHAFT AREA, KIRKLAND LAKE GOLD INC, KIRKLAND LAKE, ONTARIO

FIGURE 2
NOV 22, 2005

Figure 2: